UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 24, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CV Therapeutics, Inc.

File No. 333-59318 - CF#33636
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Gilead Sciences, Inc. (successor to CV Therapeutics, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information CV Therapeutics, Inc. excluded from the Exhibits to a Form S-3 filed on April 20, 2001, as amended.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.25	through	March 25, 2021
Exhibit 10.32	through	March 25, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary